NEWS RELEASE                                      EXHIBIT 19.2

FOR IMMEDIATE RELEASE              CONTACT: Peter A.  Guglielmi
04/20/98                                    (630) 378-6111


     TELLABS BEGINS 24th YEAR WITH BEST FIRST QUARTER IN HISTORY

Lisle, Ill. - Telecommunications-equipment manufacturer Tellabs, Inc., announced Monday that it began its 24th year of operation with the highest sales and earnings for any first quarter in company history. It was the company's second-best quarter, exceeded only by the all-time record sales and earnings reported in the fourth quarter of 1997.

Sales for the first quarter, ended April 3, were $327,502,000, up 32.5 percent from $247,123,000 a year earlier.

Net income for the first quarter was $68,244,000, up 8.2 percent from $63,087,000 a year earlier when operating results included a pre-tax gain of $20,803,000 ($13,855,000 or 7 cents per diluted share, after tax) on the sale of stock held as an investment. Excluding the effect of the stock-sale gain, net income for the first quarter of 1998 was
38.6 percent greater than the level recorded in the first quarter of 1997.

Earnings per share of common stock on a diluted basis for the first quarter were 37 cents, compared with 34 cents (or 27 cents excluding the stock-sale gain) for the first quarter of 1997.

"1998 began with continued strong performance across Tellabs' three major product lines," said Tellabs President and CEO Michael J. Birck. "Sales of our SONET-based TITAN (a registered trademark of Tellabs Operations, Inc.) 5500 digital cross-connect system exceeded last year's first-quarter level by 40 percent. MartisDXX (a registered Finnish trademark of Tellabs Oy) system sales were up 26 percent, and echo canceller sales were up 66 percent.

"Tellabs has an aggressive schedule in 1998 for launching new products, including major enhancements to its TITAN 5500 and MartisDXX systems," Birck continued. "In addition, we continue to make good progress in the development of new ATM-based products that will be introduced in the latter half of this year."

In February, Tellabs and Coherent Communications Systems Corporation announced a definitive merger agreement under which Coherent would become a wholly owned subsidiary of Tellabs. In March, Tellabs announced that it will supply its SONET-based TITAN 5500 digital cross-connect systems to Bell Atlantic under the terms of a new five-year agreement under which Tellabs was selected as the sole supplier of wideband digital cross-connects to Bell Atlantic. Tellabs also announced during the quarter that Telefonos de Mexico (Telmex)

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selected the MartisDXX system for a new digital leased line network and that Datakom Austria will use the MartisDXX system in a nationwide voice and data network.

Tellabs designs, manufactures, markets and services voice and data transport and access systems. The company's products are used worldwide by the providers of communications services. Tellabs, Inc., stock is listed on the Nasdaq Stock Market (TLAB).












































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                               TELLABS, INC.
                            RESULTS OF OPERATIONS
                 (Dollars in thousands, except per-share data)
                                (Unaudited)

                                      Three Months Ended

                               04/03/98                03/28/97
                               ---------              -----------

Net Sales                      $327,502                 $247,123
Cost of Goods Sold              120,219                   95,420
                               ---------              -----------
Gross Profit                    207,283                  151,703

Operating Exp.
 Mktg. & G.A.                    66,601                   45,574
 Research & Dev.                 43,306                   33,236
 Goodwill Amort.                  1,476                    1,506
                               ---------              -----------
Total Oper. Exp.                111,383                   80,316

Oper. Profit                     95,900                   71,387
Other Income(Expense) - Net       5,202                   23,338
                               ---------              -----------
Profit Before Tax               101,102                   94,725

Income Taxes                     32,858                   31,638
                               ---------              -----------
Net Profit                      $68,244                  $63,087
                               =========              ===========

Earnings per Share
 - Basic                          $0.38                    $0.35
                               =========              ===========
 - Diluted                        $0.37                    $0.34
                               =========              ===========
Average Number of Shares
  of Common Stock Outstanding
 - Basic                        181,873                  180,125
 - Diluted                      186,947                  185,711









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                               TELLABS, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEET
                           (Dollars in thousands)
                                (Unaudited)
                                            1998         1997
                                          1st Qtr.     Year End
Assets                                   -----------  -----------
Current Assets
  Cash and investments                     $600,486     $487,034
  Accounts receivable, less allowance       259,595      284,084
  Inventories                                94,467       89,614
  Other current assets                        1,376        2,202
                                         -----------  -----------
          Total Current Assets              955,924      862,934

  Property, Plant, and Equipment            352,108      338,296
   Less accumulated depreciation           (134,170)    (128,967)
                                         -----------  -----------
                                            217,938      209,329

  Goodwill                                   58,482       61,453
  Other Assets                               54,373       49,663
                                         -----------  -----------
         Total Assets                    $1,286,717   $1,183,379
                                         ===========  ===========
Liabilities
Current Liabilities
  Accounts payable                          $48,098      $50,422
  Accrued liabilities                       123,620      115,917
  Income taxes                               57,417       59,481
                                         -----------  -----------
          Total Current Liabilities         229,135      225,820

Long-Term Debt                                2,850        2,850
Other Long-Term Liabilities                  15,494       14,870
Deferred Income Taxes                         6,188        6,730
                                         -----------  -----------
          Total Liabilities                 253,667      250,270

Stockholders' Equity
Common Stock, $.01 Par Value                  1,822        1,816
Additional Paid-In Capital                  147,684      130,378
Cumulative Translation Adjustment           (43,150)     (27,901)
Unrealized Holding Gains on Securities      125,624       95,990
Retained Earnings                           801,070      732,826
                                         -----------  -----------
        Total Stockholders' Equity        1,033,050      933,109
                                         -----------  -----------
        Total Liabilities &
             Stockholders' Equity        $1,286,717   $1,183,379
                                         ===========  ===========

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